    As Filed with the Securities and Exchange Commission on December 1, 1995
                                                  Registration No. 33-_________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                 NS GROUP, INC.
             (Exact name of registrant as specified in its charter)

                 Kentucky                            61-0985936
     (State or other jurisdiction of              (I.R.S. Employer
      incorporation or organization)             Identification No.)

                            Ninth and Lowell Streets
                             Newport, Kentucky 41072
                                 (606) 292-6809
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 John R. Parker
                          Vice President, Treasurer and
                             Chief Financial Officer
                            Ninth and Lowell Streets
                            Newport, Kentucky  41072
                                 (606) 292-6809
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                        Copies of all correspondence to:

                            William F. Seabaugh, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                            St. Louis, Missouri 63102
                                 (314) 259-2000

          Approximate date of commencement of proposed sale to public:
     From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c)
           under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

============================================================================================================
                                                      Proposed Maximum   Proposed Maximum
                                      Amount to be    Aggregate Price   Aggregate Offering      Amount of
Title of Shares to be Registered       Registered       Per Unit<F1>        Price<F1>       Registration Fee
----------------------------------  ----------------  ----------------  ------------------  ----------------
Common Stock, no par value,
including Preferred Stock
Purchase Rights<F2>               1,533,692 shares       $2.3125           $3,546,663           $1,223
============================================================================================================

<F1>     Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices of NS Group, Inc. Common Stock on November 29,
         1995.

<F2>     Issuable upon the exercise of certain warrants to purchase Common Stock.  Pursuant to Rule 416, includes an indeterminate number of shares which may become issuable as a result of antidilution provisions contained in the Warrant Agreement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED DECEMBER 1, 1995

PRELIMINARY PROSPECTUS

                                1,533,692 Shares

                                 NS GROUP, INC.

                                  Common Stock

                         ------------------------------

    This Prospectus relates to 1,533,692 shares (the "Shares") of common stock, no par value (the "Common Stock"), of NS Group, Inc., a Kentucky corporation (the "Company"), which will be issued by the Company upon exercise of certain Warrants. The Warrants were sold as part of the Company's offering (the "Offering") of 131,096 Units consisting of $131,096,000 aggregate principal amount of 13-1/2% Senior Secured Notes Due 2003 (the "Senior Secured Notes") and 131,096 warrants to purchase the Shares (the "Warrants"). The Offering was consummated on July 28, 1995. Each Warrant entitles the holder thereof the right to purchase 11.699 shares of Common Stock at $4 per share, subject to adjustment under certain circumstances. The Warrants are exercisable on or after January 24, 1996, and will automatically expire at 5:00 p.m. Eastern Time on July 15, 2003.

    Assuming the Warrants are exercised in full at their initial exercise price, the Company will receive estimated net proceeds of approximately $6,120,000 after payment of related expenses. See "Use of Proceeds." The Company will pay all expenses incurred with respect to this offering.

    The Common Stock is traded on the New York Stock Exchange under the symbol "NSS". On November 29, 1995, the last reported sale price of the Common Stock was $2.25 per share.

    SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH INVESTMENT IN THE SHARES.

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                The date of this Prospectus is December 1, 1995.

                              AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public referenced facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, on which shares of the Company's Common Stock are listed, at 20 Broad Street, New York, New York.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby.
This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits, certain information which is contained in schedules and exhibits to the Registration Statement or is incorporated by reference in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including all exhibits thereto, may be inspected and copied in the manner and at the sources described above.


                                   THE COMPANY

    Unless the context otherwise requires, all references to the "Company" refer to NS Group, Inc. and its principal operating subsidiaries, Newport Steel Corporation ("Newport"), Koppel Steel Corporation ("Koppel"), Erlanger Tubular Corporation ("Erlanger") and Imperial Adhesives, Inc. ("Imperial"). All references to a fiscal year are to the fiscal year of the Company which ends on the last Saturday of September (for example, references to "fiscal 1995" mean the fiscal year ended September 30, 1995). In October 1993, the Company sold its subsidiary Kentucky Electric Steel Corporation ("KES"). Except as otherwise noted herein, all information in this Prospectus relating to the Company's operations for fiscal 1994 is presented excluding KES.

    The Company produces a diverse group of specialty steel products consisting of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations ("oil country tubular goods" or "OCTG");
(ii) line pipe used in the transmission of oil, natural gas and other fluids;
(iii) special bar quality ("SBQ") products primarily used in the manufacture of heavy industrial equipment, trucks and off-road vehicles; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. The Company manufactures and finishes these specialty steel products at its three wholly-owned subsidiaries: Newport Steel Corporation, a mini-mill manufacturer of welded tubular steel products, located near Newport,

Kentucky; Erlanger Tubular Corporation, a pipe finishing operation, located near Tulsa, Oklahoma, and Koppel Steel Corporation, a mini-mill manufacturer of seamless tubular products, hot rolled bars and semi-finished steel products, located in western Pennsylvania. In June 1994, the Company acquired a tubular products processing facility located near Houston in Baytown, Texas. The facility, which commenced operations in October 1994, finishes production tubing, casing and drill pipe and provides a Company-owned stocking location in the heart of the Southwest oil and natural gas drilling region. The Koppel facilities include modern melting and tubemaking operations, and the Newport facility is the only mini-mill with continuous casting capabilities manufacturing welded tubular products in the United States.

    A separate wholly-owned subsidiary of the Company, Imperial Adhesives, Inc., manufactures industrial adhesive products.

    The Company was incorporated in 1980 and completed an initial public offering of its Common Stock in 1988. Current executive officers and directors of the Company, as a group, currently beneficially own 36.4% of the Company's Common Stock. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "NSS." The address of the Company's principal place of business is Ninth & Lowell Streets, Newport, Kentucky 41072 and its telephone number is (606) 292-6809.


                                  RISK FACTORS

    In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before exercising the Warrants to purchase the Shares.


Recent Losses

    During the fiscal 1995 fourth quarter ending September 30, 1995, the Company experienced numerous unexpected operational problems, principally at the Company's welded tubular facilities at Newport. Newport's melt shop incurred an unusual number of unplanned outages during the quarter related to equipment breakdowns, lightning strikes and power curtailments due to weather conditions. As a result, steel production volume was significantly affected, limiting availability of steel to Newport's hot strip mill and pipe mills. The excessive downtime throughout all of Newport's operations resulted in low operating efficiencies, increased maintenance costs and lost sales opportunities during the quarter. Also impacting the quarter at Newport was a write-down of scrap inventory resulting from year end physical inventory counts. Shipments of Newport's tubular products totaled 74,400 tons in the fourth quarter of fiscal 1995 compared to 78,700 tons in the third quarter of fiscal 1995 and 83,800 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for all of Newport's welded tubular products were $440, $457 and $429 per ton, respectively.

    The Company believes that the majority of the operational issues were limited to the fourth quarter; however, the Company expects certain additional costs will be incurred in the first quarter of fiscal 1996.

    The fiscal 1995 fourth quarter was also impacted by a decline in shipments of SBQ products from the Company's Koppel facilities, due to softening in market demand. SBQ shipments totaled 33,800 tons in the fourth quarter of fiscal 1995 compared to 45,100 tons in the third quarter of fiscal 1995 and 36,000 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for SBQ products were $503, $503, and $441 per ton, respectively.

    Primarily as a result of the above factors, the Company recorded gross profit of $1.9 million on sales of $86.0 million for the fiscal 1995 fourth quarter, for a gross profit margin of 2.2%. The Company incurred a loss before extraordinary charge of $6.1 million, or a $.44 loss per share for the quarter. Gross profit for the full fiscal year of 1995 was $34.1 million on sales of $371.4 million, for a gross profit margin of 9.2%. The Company incurred a loss before extraordinary charge of $5.1 million, or a $.36 loss per share. The Company incurred an extraordinary charge of $5.2 million, or $.38 per share, in the fourth quarter of fiscal 1995 as a result of prepayment penalties and the write-off of unamortized debt issuance costs incurred in connection with the Offering. As a result, the Company incurred a net loss of $10.3 million and $11.3 million for the fiscal 1995 fiscal year and fourth quarter, respectively, or a $.74 and $.82 loss per share, respectively.

    The Company incurred losses before extraordinary items of $5.9 million, $13.4 million and $20.6 million for the fiscal years ended 1993, 1992 and 1991, respectively. These losses include the results of KES prior to its sale in October 1993. For fiscal 1994, excluding the gain on the sale of and the results for KES, the Company's pro forma net loss before the cumulative effect of a change in accounting principle was $10.2 million. Primary factors contributing to the Company's losses during fiscal 1994, 1993, 1992 and 1991 include the decline in the demand for and the selling prices of the Company's products, particularly its tubular products; the start-up of Koppel in the face of declining markets; start-up costs associated with Newport's continuous slab caster; and increases in the cost of steel scrap, the Company's principal raw material.


Leverage; Deficiency of Earnings to Fixed Charges; Restrictive Covenants.

    The Company has a substantial amount of long-term debt in relation to common shareholders' equity. As of September 30, 1995, the Company had total debt of $168.9 million. The Company's gross interest expense for fiscal 1995, 1994, 1993, 1992 and 1991 was $20.8 million, $20.0 million, $21.1 million,
$21.8 million and $16.1 million, respectively. For fiscal 1995, 1994 (excluding the gain on the sale of and the results for KES), 1993, 1992 and 1991, the Company's earnings were insufficient to cover fixed charges by $8.6 million, $16.6 million, $9.3 million, $19.4 million and $38.1 million, respectively. These amounts were calculated including KES for the periods prior to its sale in October 1993. The Company's ability to make interest payments on and to repay the principal amounts of its indebtedness will depend upon the Company's ability to generate cash sufficient to meet such required payments or to refinance its debt.

    The Company's level of indebtedness, together with the restrictive covenants included in the Indenture related to the Senior Secured Notes and the Company's credit facility, may have the effect of limiting the Company's ability to incur additional indebtedness, sell assets or acquire other entities, and may otherwise limit the operational and financial flexibility of the Company. The effect of these restrictions may be to place the Company at a competitive disadvantage in relation to less leveraged competitors. If applicable covenants are satisfied, the debt agreements of the Company or its Subsidiaries do not limit the total debt that may be incurred.

Dependence on Oil Country Tubular Goods Market

    OCTG products represent the Company's principal product lines and largest source of net sales, representing 43% of the Company's net sales for fiscal 1995. The market for OCTG is primarily dependent upon domestic oil and natural gas drilling activity, which is largely dependent on current and forecasted oil and gas prices. The domestic drilling industry has been in a period of contraction since 1986, with average rig count declining from a high of approximately 3,970 in 1981 to a low of approximately 718 in 1992, according to Baker Hughes, Inc. For fiscal 1995, average rig count was 738. Any increase in rig count in the future may benefit only welded or only seamless product sales depending on the type of wells being drilled. The Company's OCTG sales and margins are also significantly influenced by OCTG imports, inventory levels of welded and seamless products, competitive conditions, steel scrap prices and other factors beyond the Company's control. No assurance can be given as to the likelihood, timing and extent of any increase in domestic oil and natural gas drilling or as to the level of future demand for the Company's products.

    Industry-wide inventory levels of OCTG can vary significantly from period to period and have a direct effect on the demand for new production of such products. As a result, the Company's OCTG sales and results of operations may vary significantly from period to period. There can be no assurance that OCTG inventories will not become excessive or that substantial draw downs of such inventories will not occur, which could have a material adverse effect on price levels and the quantity of OCTG products sold by the Company.


Cyclical Industry and Sensitivity to Economic Conditions

    The demand for the Company's OCTG products is cyclical in nature, being dependent on oil and natural gas drilling activity, industry-wide inventory levels and general economic conditions. See "--Dependence on Oil Country Tubular Goods Market." The demand for the Company's SBQ and hot rolled coil products is also cyclical in nature and is sensitive to general economic conditions. The demand for and the pricing of the Company's SBQ and hot rolled coil products is also affected by economic trends in areas such as commercial and residential construction, automobile production and industrial investment in new plants and facilities. Future economic downturns may adversely affect the Company.


Capital Intensive Industry

    The Company operates in an industry which requires substantial capital investment, and additional capital expenditures are required by the Company to continue to upgrade its facilities. The Company believes that foreign and domestic producers will continue to invest heavily to achieve increased production efficiencies and improve product quality. During the past few years, the Company has deferred certain discretionary capital expenditures due to financial constraints. There can be no assurance that there will be sufficient internally generated cash or available acceptable external financing to make the necessary capital expenditures for a protracted period of time.


Competition

    The Company competes with foreign and domestic producers, including both integrated and mini-mill producers, many of which have substantially greater assets and larger sales organizations than the Company. The domestic mini-mill steel industry, particularly with respect to OCTG products, is characterized by vigorous competition with respect to price, quality and service, as well as competition to achieve technological advancements that would allow a mini-mill to lower its production costs. In addition, excess production capacity among OCTG producers has resulted in competitive product pricing and continued pressures on industry profit margins. The economics of operating a steel mini-mill encourage mini-mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins.

    In the welded OCTG and line pipe market, the Company competes against certain manufacturers who purchase hot rolled coils for further processing into welded OCTG and line pipe products. Since these tubular manufacturers acquire their principal raw material from other producers, they avoid the substantial investment required to build and operate a melt shop and hot strip mill. The cost of finished tubular products for these manufacturers is largely dependent on the market price of hot rolled coils. Depending on market demand for hot rolled coil, these tubular manufacturers may purchase hot rolled coils at a lower or higher cost than the Company's cost to manufacture hot rolled coils. The barriers to entry to the welded tubular market with respect to capital investment are low by steel industry standards.

    Manufacturers with facilities utilizing thin slab casting are expected to be increasingly strong competitors in the hot rolled coil market. The principal advantages of thin slab casting over the Company's melting and hot strip mill operations at the Newport facilities may include reduced capital costs per unit, lower energy and labor costs per unit and increased economies of scale. Certain steel facilities are currently utilizing thin slab casting technology and additional thin slab casting facilities have either been announced or are currently under construction. The anticipated increase in the use of thin slab casting technology may result in lower prices to the Company's competitors for hot rolled coils and closures of excess hot rolled capacity.
As a result, particularly in times of soft demand for hot rolled coil, the Company may be forced by competitive pressures to lower prices for finished products. Alternatively, the Company may be required to invest in new technologies not included in its present capital expenditure program to offset the Newport facilities' potential cost disadvantages when compared to a low cost thin slab casting operation.

    The domestic steel industry has historically faced significant competition from foreign steel producers. Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. Foreign steel producers' share of OCTG domestic consumption significantly increased from 1992 to 1995.

    In the SBQ market, the impending reopening of a previously closed facility with significant capacity and the expansion of existing competitor facilities could result in an increase in competition for the Company's line of SBQ products.


Unionized Labor Force

    The United Steel Workers of America represents substantially all of the Company's hourly 1,229-person workforce. In 1994, the Company negotiated collective bargaining agreements with respect to its hourly workforces at

Newport and Koppel, both of which expire in 1999. Execution of the Newport agreement followed rejection of an earlier proposal and a two-day strike. In November 1995, the Company negotiated a new collective bargaining agreement with respect to its hourly workforce at Imperial, which will expire in 1998. There can be no assurance that work stoppages will not occur in the future.


Ownership Control of Management

    Two of the Company's five directors are executive officers of the Company. As of September 30, 1995, executive officers and directors of the Company, as a group, beneficially owned 36.4% of the Company's Common Stock. As a result, the executive officers have sufficient voting power to influence the election of the Company's Board of Directors and the policies of the Company.


Volatility in Raw Material Costs

    The market for steel scrap, the principal raw material used in the Company's operations, is highly competitive and subject to price volatility influenced by periodic shortages (due to increased demand by foreign and domestic users), freight costs, speculation by scrap brokers and other market conditions largely beyond the Company's control. Although the domestic mini-mill industry attempts to maintain its profit margin by attempting to increase the price of its finished products in response to increases in scrap costs, increases in the prices of finished products often do not fully compensate for such scrap price increases and generally lag several months behind increases in steel scrap prices, thereby restricting the ability of mini-mill producers to recover higher raw material costs. During periods of declining steel prices, declines in scrap prices may not be as significant as declines in product prices and, likewise, a decline in scrap prices may cause a decline in selling prices for the Company's products. A number of companies have announced plans to open new facilities, some of which will be located in the same geographic region as the Company's facilities. Operation of these new mini-mills will increase the demand for steel scrap and may result in an increase in steel scrap costs to the Company. In addition, certain existing thin slab casting mini-mills are expanding capacity which may also significantly increase the cost of steel scrap to the Company. The Company's fiscal 1995 steel scrap costs per ton increased by approximately 6% over fiscal 1994.


Cost of Compliance with Environmental Regulations

    The Company's specialty steel and adhesives operations are subject to various federal, state and local laws and regulations, including, among others, the Clean Air Act, the 1990 amendments to the Clean Air Act (the "1990 Amendments"), the Resource Conservation and Recovery Act ("RCRA") and the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous waste such as electric arc furnace dust. Since its inception the Company has spent substantial amounts to comply with these requirements, and the 1990 Amendments may require additional expenditures for air pollution control. In addition, there can be no assurance that environmental requirements will not change in the future or that the Company will not incur significant costs in the future to comply with such requirements.

    The Company's mini-mills are classified, in the same manner as similar steel mills in the industry, as generating hazardous waste due to the production in the melting operation of dust that contains lead, cadmium and chromium. In the event of a release of a hazardous substance generated by the Company, the Company could be responsible for the remediation of contamination associated with such a release.

    In March 1995, Koppel entered into a Consent Order with the Environmental Protection Agency ("EPA") relating to an April 1990 RCRA facility assessment (the "Assessment") completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a RCRA Part B permit pertaining to a landfill that is adjacent to the Koppel facilities and owned by Babcock & Wilcox Company ("B&W"), the former owner of the Koppel facilities. The Assessment identified potential releases of hazardous constituents into the environment from numerous Solid Waste Management Units ("SWMU's") and Areas of Concern ("AOC's"). The SWMU's and AOC's identified during the Assessment and the EPA's follow-up investigation are located at and adjacent to the Company's Koppel facilities. The Consent Order establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation will require cleanup measures and certain remediation has begun. Pursuant to various agreements entered into among the Company, B&W and PMAC, Ltd. ("PMAC") at the time of the Company's acquisition of the Koppel facilities in fiscal 1991, B&W and PMAC agreed to indemnify the Company against various known and unknown environmental matters. While reserving its rights against B&W, PMAC has accepted full financial responsibility for the matters covered by the Consent Order other than with respect to a 1987 release of hazardous constituents (the "1987 Release") that the Company believes could represent the most significant component of any potential cleanup, and other than with respect to hazardous constituents generated by Koppel after its acquisition by the Company, if any. B&W, PMAC and Koppel are in dispute as to whether the indemnification provisions relating to the 1987 Release expired in October 1995. B&W has not acknowledged responsibility for any cleanup measures that may be required as a result of any investigation. Koppel and PMAC have jointly retained an environmental consultant to conduct the required investigation.
The Company believes that it is entitled to full indemnity for all of the matters covered by the Consent Order from B&W and/or PMAC. However, in the event the indemnifying parties default on their respective obligations under the applicable agreements for any reason (including the inability to pay such obligations), or to the extent any disputes regarding the application of the indemnification provisions to the 1987 Release are determined adversely to the Company, Koppel will be obligated to complete any cleanup required by the EPA. Prior to the completion of the site analysis to be performed in connection with the Consent Order, the Company cannot predict the expected cleanup cost for the SWMU's and AOC's covered by the Consent Order.

    In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility". The occurrences of the accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current reserves of $4.4 million. As of September 30, 1995, claims recorded in connection with disposal costs exhaust available insurance coverage.

    As of September 30, 1995, the Company had environmental remediation reserves of $4.5 million, of which $4.4 million pertain to accrued disposal costs for radiation contaminated baghouse dust. The possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified.


Product Liability

    Certain losses may result or be alleged to result from defects in the Company's products, thereby subjecting the Company to claims for consequential damages. Drilling for oil and natural gas, in particular, involves a variety of risks. The Company warrants certain of its OCTG, line pipe and SBQ products to be free of certain defects. There can be no assurance that product liability in excess of insurance coverage will not be incurred or that the Company will be able to maintain insurance with adequate coverage levels.


Certain Anti-Takeover Provisions

    The Company's authorized stock includes 2,000,000 share of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future.

    Four hundred thousand shares of Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders Protection Rights Plan adopted in fiscal 1989.

    The existence of the authorized and unissued Preferred Stock and the Rights Plan have certain anti-takeover effects. See "Description of Capital Stock".


                                 USE OF PROCEEDS

    Assuming the Warrants are exercised in full at their initial exercise price, the Company will receive estimated net proceeds of approximately $6,120,000 after payment of related expenses. The Company will use the net proceeds from the sale of any Common Stock pursuant to the exercise of the Warrants for general corporate purposes.


                              PLAN OF DISTRIBUTION

    On July 28, 1995, the Company issued 131,096 Units consisting of the Senior Secured Notes and the Warrants. The Shares offered hereby are being offered by the Company to the holders of the Warrants. The Warrants were issued pursuant to a Warrant Agreement, dated as of July 28, 1995, between the Company and The Huntington National Bank, a national banking association, as warrant agent

("Warrant Agent"). The Company will reserve 1,533,692 shares of Common Stock for issuance upon exercise of the Warrants.

    Each Warrant entitles the holder thereof to purchase 11.699 shares of Common Stock at $4 per share, subject to adjustment under certain circumstances. The Warrants are exercisable on or after January 24, 1996, and will automatically expire at 5:00 p.m. Eastern Time on July 15, 2003.

    In order to exercise a Warrant, the holder thereof must surrender the warrant certificate evidencing the Warrant (a "Warrant Certificate") to the Warrant Agent, with one of the forms on the reverse of or attached to the Warrant Certificate duly executed, and tender the purchase price payable by certified or official bank check or wire transfer, payable in United States currency to the order of the Company. The Warrant Agent will then notify the Company and deliver or cause to be delivered, or upon written order of any holder, appropriate evidence of ownership of Shares or other securities or property (including any money) to which the holder is entitled, together with Warrant Certificates evidencing any Warrants not exercised.

    This description of the plan of distribution is subject to, and is qualified in its entirety by reference to, the Warrants and the Warrant Agreement.


                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Class A Preferred Stock, par value $10 per share (the "Preferred Stock"). Four hundred thousand shares of the Preferred Stock have been designated as Series A Junior Participating Preferred Stock, par value $10 per share (the "Series A Preferred Stock") in connection with the Company's Shareholder Protection Rights Plan (the "Rights Plan") discussed below. The following statements are brief summaries of certain provisions relating to the capital stock of the Company. Such summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Company's Restated Articles of Incorporation (the "Articles") and By-Laws and the Preferred Stock Purchase Rights Agreement referred to herein, including the definition therein of certain terms, a copy of each of which is filed with the Commission. See "Available Information."


Common Stock

    Subject to the prior rights of any outstanding shares of the Company's Preferred Stock or Series A Preferred Stock, the holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of the Common Stock are entitled to vote cumulatively in the election of directors and are entitled to one vote for each share of Common Stock held of record on all other matters subject to a vote of the shareholders. The holders of Common Stock have no pre-emptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is fully paid and non-assessable.

Preferred Stock

    The Company is authorized to issue the Preferred Stock in one or more series. No shares of Preferred Stock are presently outstanding, and no shares of Preferred Stock have been designated as a series except for the Series A Preferred Stock. The Board of Directors is authorized, without any further action by the shareholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any additional series of Preferred Stock, the number of shares constituting any such series, and the designation thereof. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.


Certain Effects of Authorized but Unissued Stock

    The authorized but unissued shares are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions and for employee benefit plans.

    One of the effects of the existence of unissued and unreserved Preferred and Common Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Issuance of Preferred Stock might, under certain circumstances, deter the acquisition of the Company or its securities by a person concerned about the terms or effect of such stock.


Shares Eligible for Future Sale

    Future sale of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. At September 30, 1995, the Company had issued and outstanding 13,809,413 shares of Common Stock. Upon exercise of currently exercisable options, warrants and convertible securities (exclusive of the Warrants), there would be 17,049,249 shares outstanding as of such date. Of this total, 761,355 represent shares of Common Stock underlying options, 772,481 represent shares of Common Stock underlying warrants (exercisable at a price of $8 per share) and 1,706,000 represent shares of Common Stock underlying the Company's 11% Subordinated Convertible Debentures (convertible at a price of $17 per share). The warrants and the convertible debentures contain anti-dilution provisions and the holders have been granted certain registration rights. As of September 30, 1995, all directors and officers of the Company, as a group, beneficially owned approximately 36.4% of the Common Stock, and therefore these shares may be "restricted securities" within the meaning of Rule 144 under the Securities Act.


Classified Board of Directors

    The Articles provide at such time as there are nine or more directors, the Board of Directors may by resolution divide the Board into three classes with the terms of office of each class ending in successive years.

Limitations on Directors' Liability

    The Articles provide that no director shall be personally liable to the Company or its shareholders for monetary damages for breach of his duties as a director; provided, however, that a director's liability shall not be eliminated or limited for (i) for transaction in which the director's personal financial interest is in conflict with the financial interest of the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;
(iii) acts which violate Section 271B.8-330 of the Kentucky Business Corporation Act (regarding unlawful distributions) or (iv) any transaction from which the director derived an improper personal benefit.


Preferred Stock Purchase Rights Plan

    In November 1988, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock of the Company. The dividend distribution was payable on November 30, 1988 to the stockholders of record at the close of business on that date. In addition, the Board of Directors authorized and directed the issuance of one Right (subject to adjustment) with respect to each share of Common Stock that becomes outstanding prior to the earlier of the Distribution Date, as defined below, and the redemption, exchange or expiration of the Rights.

    The Rights Plan provides that until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the Rights will be evidenced only by certificates for, and will be transferred automatically with, the Company's Common Stock. Each Right entitles the holder to purchase from the Company under certain circumstances one one-hundredth of a share of the Series A Preferred Stock at an exercise price of $40 per one one-hundredth of a share, subject to anti-dilution adjustments. Each one one-hundredth of a share of the Series A Preferred Stock is designed to approximate the value of one share of Common Stock. The Rights will become exercisable, and will trade separately from the Common Stock, on the earlier of (i) 10 days after public announcement, or the Company has notice, that a person or a group (other than subsidiaries, employee benefit plans or certain existing shareholders) (an "acquiring person or group") has become the beneficial owner of 30% or more of the outstanding Common Stock of the Company, or (ii) 10 days after the commencement of a tender or exchange offer for 30% or more of the outstanding Common Stock, in either such case without the prior written consent of the Board of Directors ("Distribution Date"). After the Distribution Date, separate certificates for Rights will be mailed to holders of Common Stock of record on the Distribution Date.

    If an acquiring person or group acquires 30% or more of the Common Stock, holders of Rights (other than the acquiring person or group) may purchase from the Company, at the Right's then exercise price, Common Stock of the Company having a value at that time of twice such exercise price. Further, at any time after an acquiring person or group acquires 30% or more (but less than 50%) of the outstanding Common Stock, the Board may, at its option, exchange the Rights (other than Rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of the Preferred Stock) per Right, subject to anti-dilution adjustments.

    In addition, in the event that the Company is acquired in a merger, sale of assets or similar transaction after the Rights become exercisable, holders of

Rights may purchase, at the then exercise price, Common Stock of the acquiring entity having a value equal to twice such exercise price.

    Prior to the acquisition by an acquiring person or group of beneficial ownership of 30% or more of the Company's Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

    The Board of Directors is authorized to reduce the 30% thresholds referred to above to not less than 15% or the amount owned by an acquiring person or group.

    If not earlier redeemed or exchanged, the Rights will expire on November 17, 1998.

    The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.


                              INDEPENDENT AUDITORS

    The audited financial statements and schedules of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

    The validity of the Shares will be passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri. Certain other legal matters will be passed on for the Company by Kepley, MacConnell & Eyrick, Cincinnati, Ohio.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company under the Exchange Act are incorporated by reference herein:

1. Annual Report on Form 10-K for the fiscal year ended September 24, 1994, as amended by Amendment No. 1 to Annual Report on Form 10-K/A, filed
    February 23, 1995;

2. Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, April 1, 1995 and July 1, 1995;

3. Current Reports on Form 8-K dated September 29, 1995, October 24, 1995 and November 10, 1995;

4. The description of the capital stock of the Company which is contained in the Company's Registration Statement on Form 8-A dated November 17, 1988, and which incorporates by reference the description contained in the Company's prospectus dated March 4, 1988 (file no. 33-17952); and

5. The description of the Preferred Stock Purchase Rights which is also contained in the Company's Registration Statement on Form 8-A dated November 17, 1988.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. See "Available Information." Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents not specifically incorporated by reference). Requests should be directed to Manager of Investor Relations, NS Group, Inc., Ninth and Lowell Streets, Newport, Kentucky 41072 (telephone (606) 292-6809).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth the estimated (except for the Securities and Exchange Commission registration fee) fees and expenses in connection with the issuance and distribution of the securities being registered in this Registration Statement.

    Securities and Exchange Commission registration fee..........  $ 1,223
    New York Stock Exchange listing fee and expenses.............    1,500
    Blue sky filing and counsel fees and expenses................    1,000
    Accountants' fees and expenses...............................    5,000
    Legal fees and expenses......................................    4,000
    Miscellaneous................................................      777
                                                                   -------
         Total...................................................  $13,500
                                                                   =======


Item 15.  Indemnification of Directors and Officers

    Sections 271B.8-500 to 271B.8-589 of the Kentucky Business Corporation Act provides that, subject to restrictions contained in the statute, a corporation may indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee benefit plan. A person, who has been successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified against expenses (including attorneys' fees) reasonably incurred by him in connection therewith. Indemnification is authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or if such a quorum cannot be obtained, by a majority vote of a committee of the board, duly designated to so act by a majority of the full board, consisting solely of two or more directors who are not parties to the action; or by special legal counsel selected by the board or a committee thereof; or by the shareholders who are not parties to such action, suit or proceeding. Expenses incurred in defense may be paid in advance upon receipt by the corporation of a written affirmation by the director of his good faith belief that he has met the applicable standard of conduct required, a written undertaking by or on behalf of the director to repay such advance if it is ultimately determined that he did not meet the standard of conduct, and a determination that the facts then known to those making the determination would not preclude indemnification under the statute. The indemnification provided by statute shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, which shall inure to the benefit of the heirs, executors and administrators of such a person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if he had served the resulting or surviving corporation in the same capacity.

    The By-Laws of the Company provide for indemnification of directors and officers of the Company to the maximum extent permitted by the Kentucky Business Corporation Act.

    The directors and officers of the Company are insured under a policy of directors' and officers' liability insurance.


Item 16.  Exhibits

    See Exhibit Index.


Item 17.  Undertakings

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on December 1, 1995.

                                      NS GROUP, INC.
                                      (Registrant)

                                      By: /S/ JOHN R. PARKER
                                          -------------------------------------
                                          John R. Parker
                                          Vice President, Treasurer and
                                          Chief Financial Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 1, 1995.

               Signature                                  Title
---------------------------------------   -------------------------------------

/S/ CLIFFORD R. BORLAND                   Director, President and Chief
---------------------------------------   Executive Officer
          Clifford R. Borland

/S/ PATRICK J. B. DONNELLY                Director
---------------------------------------
        Patrick J. B. Donnelly

/S/ JOHN B. LALLY                         Director
---------------------------------------
             John B. Lally

/S/ R. GLEN MAYFIELD                      Director
---------------------------------------
           R. Glen Mayfield

/S/ RONALD R. NOEL                        Director and Vice President
---------------------------------------
            Ronald R. Noel

/S/ JOHN R. PARKER                        Vice President, Treasurer and
---------------------------------------   Chief Financial Officer (Principal
             John R. Parker               Financial and Accounting Officer)

                                 NS GROUP, INC.

                                  EXHIBIT INDEX

Exhibit Number
--------------
      5.1        Opinion of Bryan Cave LLP (incorporated by reference to
                 Exhibit 5.1 of Amendment No. 7 to the Company's Registration Statement on Form S-1 (File No. 33-56637).

     23.1        Consent of Arthur Andersen LLP

     23.2        Consent of Bryan Cave LLP (included in Exhibit 5.1)

     24.1        Power of Attorney (included in Signature Page)